FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

January 13, 2009

ITEM 3   News Release:

A press release was issued on January 14, 2009 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that the top two bids for its northern Alberta assets had been withdrawn and the remaining bids are unacceptable.  Accordingly JED is considering alternatives to selling its assets and JED’s Court-appointed CCAA Monitor is filing a Report with the Court of Queen’s Bench disclosing this information.

ITEM 5   Full Description of Material Change:

JED announced that the top two bids for its northern Alberta assets had been withdrawn and the remaining bids are unacceptable. The bidding process for the northern assets ended in September, 2008.  As JED is in CCAA protection, the bids must be approved by a majority of JED’s creditors, and they began a process of negotiating with the two best bids.  As the bids are non-binding, as the economy and oil prices deteriorated during the negotiating process, the bids were withdrawn and amended bids were re-submitted several times.  Recently both top bids were withdrawn and the offerors indicated that they would not be amended and re-submitted.  Ernst & Young Inc., JED’s CCAA Monitor, believed that this information was material to the Court and is filing a Report with the Court of Queen’s Bench disclosing this information.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on January 14, 2009.